Exhibit 99.3

Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars)

2

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Santacruz Silver Mining Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Santacruz Silver Mining Ltd. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statements of comprehensive income, changes in shareholders’ equity (deficiency), and cash flows for the year then ended and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025, and its financial performance and its cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Assessment of Impairment and Reversal of Impairment of Mineral properties, plant and equipment assets (“MPPE Assets”)

As described in Note 7 to the consolidated financial statements, the carrying amount of the Company’s MPPE Assets was $160,558,000 as of December 31, 2025. As more fully described in Notes 3 and 4 to the consolidated financial statements, management assesses MPPE Assets for indicators of impairment or reversal of impairment at each reporting period. The Company determined there was a reversal of impairment required on the Bolivar mine, included in the Company’s MPPE Assets, as the indication of a previously recognized impairment loss for these mines no longer existed and the assessed impairment amount has decreased.

The test for impairment on the Company’s MPPE Assets, and reversal of impairment of the Bolivar mine, necessitates the determination of the recoverable amount of the combined components of the cash generating unit (“CGU”) to which the MPPE Assets belong. The recoverable amount is the higher of value in use and fair value less costs to sell and requires management judgment and estimation on key external and internal sources of information, such as: changes in the market, economic and legal environment, discounted future after-tax cashflows, costs to sell the MPPE Assets, changes in mineral reserves and resources, and the appropriate discount rate for net present value calculations. For the Bolivar mine, the recoverable amount as at December 31, 2025 exceeded the carrying value, and as a result, a reversal of impairment of $4,088,000 was recorded for the year then ended. For the Company’s other MPPE Assets, there was no impairment identified.

3

The principal considerations for our determination that the assessment of the impairment, and reversal of impairment, of the MPPE Assets is a key audit matter are that potential variances between management’s assumptions and estimations, and the market conditions, could have a material effect in the future on the Company’s financial position and results of operations. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of impairment on MPPE Assets, and the reversal of impairment for the Bolivar mine. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

●	Evaluating the appropriateness of the discounted cash flow model (“DCF”) on the CGUs related to the MPPE Assets, including engaging our internal valuation expert to assess appropriateness of the model.
●	Testing the completeness and accuracy of underlying data and significant assumptions of the DCF, including assessment of discount rate, evaluating the consistency with external market and industry data for future commodity prices and foreign exchange rates, recent actual mine production results, operating costs and capital expenditures, and volume throughput of resource and reserve estimates.
●	Evaluating the resource and reserves estimation, including obtaining an understanding of the qualification of management’s specialists, and engaging an expert to assess whether the Company’s estimate was prepared in accordance with appropriate standards.
●	Assessing management’s determination of no impairment on its MPPE Assets, including the review of key management judgments in addressing potential indications of impairment.
●	Assessing management’s determination of the CGU carrying amount, ensuring completeness of the net assets incorporated therein.

Assessment of Joint Arrangement Accounting for the Company’s Illapa joint association agreement with Corporación Minera de Bolivia (“COMIBOL”)

As described in Notes 3 and 4 to the consolidated financial statements, the Company has a 100% ownership of Illapa, however its operations are part of a net operating cash flow interest agreement in which the Company has a 45% interest and the remaining 55% interest is held by COMIBOL. As more fully described in Notes 3 and 4 to the consolidated financial statements, the Company will transfer its 45% ownership of all the fixed assets of the joint operation to COMIBOL at the end of the agreement. The consideration that is due to the Company is based on capital expenditures incurred which represents a residual value of the fixed assets. The Company has recognized CAPEX receivables and remeasures the residual value of Illapa’s assets in accounting for this contract with COMIBOL.

Determining the value of the CAPEX receivable and residual values of Illapa’s assets requires management judgment with respect to timing of payments from COMIBOL and estimate of the fair value of the underlying assets to be transferred to COMIBOL. Since the amount that will ultimately be received by the Company at the end of the agreement will vary depending on the actual capital expenditures made and the actual payable amount according to an appraisal process, each period management will assess its estimation of the amount receivable and residual value of the underlying assets.

The principal considerations for our determination that the assessment of the joint arrangement accounting is a key audit matter are the uncertainties associated with key inputs involved in the estimation models and the potential variances between management’s assessments and interpretations of the joint arrangement contract. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of the COMIBOL contract as well as the estimates made in determining the residual value of Illapa’s assets and CAPEX receivable. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

●	Reviewing and evaluating management’s interpretation of the COMIBOL contract in determining ownership of the assets and liabilities subject to the contract.
●	Testing the completeness and accuracy of key inputs underlying the calculations of the CAPEX receivable and residual value of fixed assets, including assessing the reasonableness of estimated timeline for repayment.

Other Matter – Restated Comparative Information

We draw attention to Notes 1 to the consolidated financial statements, which explains that certain comparative information for the year ended December 31, 2024 has been restated. Our opinion is not modified in respect of this matter.

The consolidated financial statements for the year ended December 31, 2024, excluding the adjustments that were applied to restate certain comparative information, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 28, 2025.

As part of our audit of the consolidated financial statements for the year ended December 31, 2025, we also audited the adjustments applied to restate certain comparative information presented. In our opinion, such adjustments are appropriate and have been properly applied.

Other than with respect to the adjustments that were applied to restate certain comparative information, we were not engaged to audit, review, or apply any procedures to the financial statements for the year ended December 31, 2024. Accordingly, we do not express an opinion or any other form of assurance on those consolidated financial statements taken as a whole.

4

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report includes Management’s Discussion and Analysis, the Annual Information Form, as well as the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis, the Annual Information Form, and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Stephen Hawkshaw.

Vancouver, Canada	Chartered Professional Accountants

March 31, 2026

6

Deloitte LLP 410 W. Georgia Street Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Independent Auditor’s Report

To the Shareholders and the Board of Directors of

Santacruz Silver Mining Ltd.

Opinion

We have audited, excluding the adjustments that were applied to restate certain comparative information for the share consolidation disclosed in Notes 1, the consolidated financial statements of Santacruz Silver Mining Ltd. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the year ended December 31, 2024, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements, excluding the adjustments that were applied to restate certain comparative information for the share consolidation disclosed in Note 1, present fairly, in all material respects, the financial position of the Company as at December 31, 2024, and its financial performance and its cash flows for the year ended December 31, 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

7

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

8

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is David Macdonald.

/s/ Deloitte LLP

Chartered Professional Accountants

May 28, 2025

Vancouver, Canada

9

SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Financial Position

As at December 31, 2025 and December 31, 2024

(Expressed in thousands of US dollars)

	Note	December 31, 2025	December 31, 2024
		$	$
ASSETS
Current
Cash and cash equivalents	5	44,267	35,721
Marketable securities	20	16,662	-
Trade and other receivables	6	88,399	99,854
Inventories	7	57,517	32,437
Prepaid expenses and deposits		14,055	5,656
		220,900	173,668

Marketable securities	20	5,800	-
Trade and other receivables	6	36,249	30,556
Mineral properties, plant and equipment	8	160,558	144,733
Goodwill	8	15,466	15,466
Deferred income tax asset	18	6,798	9,602
Total assets		445,771	374,025

LIABILITIES
Current
Trade payables and accrued liabilities	9	47,402	38,781
Consideration payable	10	-	10,000
Loans payable	11	50,642	16,432
Current income taxes payable	18	49,470	45,450
Other liabilities	12	8,876	16,070
Decommissioning and restoration provision	13	822	639
		157,212	127,372

Trade payables and accrued liabilities	9	7,167	8,608
Consideration payable	10	20,243	34,783
Loans payable	11	1,344	3,137
Other liabilities	12	20,541	22,508
Decommissioning and restoration provision	13	35,194	25,037
Deferred income tax liability	18	25,012	21,233
Total liabilities		266,713	242,678

SHAREHOLDERS’ EQUITY
Share capital	14	146,166	139,080
Equity reserves	14	6,677	8,274
Retained earnings (deficit)		26,215	(16,007)
Total shareholders’ equity		179,058	131,347
Total liabilities and shareholders’ equity		445,771	374,025

BALANCE SHEET

Subsequent event (note 11(b), 11(c), 11(d))

Approved and authorized for issue on behalf of the Board of Directors on March 27, 2026:

“Arturo Préstamo Elizondo”	“Larry Okada”
Director	Director

The accompanying notes are an integral part of the audited consolidated financial statements.

10

SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Comprehensive Income

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars)

	Note	2025	2024
		$	$

Revenues	22	326,382	282,987
Mine operating costs
Cost of sales	15	(199,493)	(206,055)
Depreciation, depletion and amortization	8	(21,577)	(19,706)
Reversal of impairment on mineral properties, plant and equipment	8	4,088	-
Gross profit		109,400	57,226

General and administrative expenses	16	(22,305)	(24,307)
Share-based compensation expense	14	(2,042)	(105)
Operating income		85,053	32,814

Gain on adjustment to consideration payable	10	-	133,255
Finance costs	17	(12,368)	(18,232)
Foreign exchange gain		2,015	44,199
Income before tax		74,700	192,036

Income tax expense	18	(32,478)	(27,552)
Net income for the year		42,222	164,484

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain on marketable securities		331	-
Currency translation differences		(605)	(105)
Comprehensive income for the year		41,948	164,379

Net income per share:
Basic	23	$0.47	$1.86
Diluted	23	$0.46	$1.85

Weighted average number of common shares:
Basic	23	89,849,385	88,438,988
Diluted	23	92,197,091	89,063,988

The accompanying notes are an integral part of the audited consolidated financial statements.

11

SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Cash Flows

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars)

CASH FLOW STATEMENT

	Note	2025	2024
		$	$
Operating activities:
Net income for the year		42,222	164,484
Items not affecting cash:
Depreciation, depletion and amortization	8	21,577	19,706
Reversal of impairment on mineral properties, plant and equipment	8	(4,088)	-
Gain on adjustment to consideration payable	10	-	(133,255)
Finance costs	17	22,209	18,113
Share-based compensation expense	14	2,042	105
Foreign exchange (gain) loss		13,480	(955)
Income tax expense	18	32,478	27,552
Operating cash flows before non-cash working capital		129,920	95,750
Changes in non-cash working capital:
Trade and other receivables	6	3,891	(20,736)
Inventories	7	(25,080)	851
Prepaid expenses and deposits		(8,399)	(120)
Trade payables and accrued liabilities	9	10,159	(7,923)
Current income taxes payable	18	(21,875)	(3,971)
Other liabilities	12	(9,377)	(8,981)
Decommissioning and restoration provision	13	(129)	(438)
Net cash generated by operating activities		79,110	54,432

Investing activities:
Expenditures on mineral properties, plant and equipment	8	(30,619)	(22,619)
Proceeds on disposition of mineral properties, plant and equipment	8	311	1,697
Purchases of marketable securities	20	(34,262)	-
Disposition of marketable securities	20	12,131	-
Payment of base purchase price obligation	10	(40,000)	-
Net cash used in investing activities		(92,439)	(20,922)

Financing activities:
Proceeds from exercise of options	14	3,721	641
Proceeds from loans payable	11	72,956	59,218
Repayments of loans payable	11	(51,574)	(59,459)
Lease payments on plant and equipment	12	(3,366)	(2,946)
Net cash generated by (used in) financing activities		21,737	(2,546)

Effect of exchange rate on changes in cash		138	(190)
Net change in cash and cash equivalents		8,546	30,774
Cash and cash equivalents – beginning of year		35,721	4,947
Cash and cash equivalents – end of year		44,267	35,721
Cash paid during the year for:
Interest expense		1,033	1,383
Income taxes		33,095	23,356
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of the audited consolidated financial statements.

12

SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars)

	Share Capital		Equity Reserves
	Shares	Amount	Share-based compensation reserve	Contributed surplus	Accumulated other comprehensive loss	Total equity reserves	Retained earnings (deficit)	Total shareholders’ equity (deficiency)
	#	$	$	$	$	$	$	$

Balance, December 31, 2023	87,747,785	138,014	13,410	(1,872)	(2,839)	8,699	(180,491)	(33,778)
Shares issued from exercise of options	1,216,100	1,066	(425)	-	-	(425)	-	641
Share-based compensation expense	-	-	105	-	-	105	-	105
Comprehensive income	-	-	-	-	(105)	(105)	164,484	164,379
Expiration of warrants	-	-	(3,821)	3,821	-	-	-	-
Balance, December 31, 2024	88,963,885	139,080	9,269	1,949	(2,944)	8,274	(16,007)	131,347

Balance, December 31, 2024	88,963,885	139,080	9,269	1,949	(2,944)	8,274	(16,007)	131,347
Shares issued from exercise of options	2,649,909	6,639	(2,918)	-	-	(2,918)	-	3,721
Shares issued from vesting of RSUs	148,334	297	(297)	-	-	(297)	-	-
Shares issued from vesting of PSUs	200,000	150	(150)	-	-	(150)	-	-
Share-based compensation expense	-	-	2,042	-	-	2,042	-	2,042
Comprehensive income	-	-	-	-	(274)	(274)	42,222	41,948
Balance, December 31, 2025	91,962,128	146,166	7,946	1,949	(3,218)	6,677	26,215	179,058

The accompanying notes are an integral part of the audited consolidated financial statements.

13

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

1. NATURE OF OPERATIONS

Santacruz Silver Mining Ltd. (the “Company” or “Santacruz”) was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol “SCZ” and on the Nasdaq Capital Market (“NASDAQ”) under the symbol “SCZM”.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at December 31, 2025, the Company had interests in, including mining concession rights, to the following:

●	Sinchi Wayra S.A. (“Sinchi Wayra”), Sociedad Minero Metalurgico Reserva Ltda. and Sociedad Minera Illapa S.A. (“Illapa”) which consist of the following mineral properties and businesses located in Bolivia: the producing Tres Amigos and Colquechaquita mines, collectively the “Caballo Blanco Group”; the producing Bolivar and Porco mines held under a net operating cash flow interest agreement with Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state-owned entity; the Soracaya exploration project (“Soracaya Project”); the Reserva mine and the San Lucas ore sourcing and trading business (“San Lucas Group”);

●	The producing Zimapan mine located in Mexico held by Compañía Minera Zilar Mendi SA de C.V (“Zilar Mendi”).

On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares, options, warrants, DSUs, RSUs and PSUs, and any per share amounts in these financial statements have been retrospectively restated in notes 11, 14, and 23 for all periods presented unless otherwise stated.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including marketable securities. All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

References made throughout the consolidated financial statements to “US dollar” or “USD” are to United States dollars, “C$” or “CAD” are to Canadian dollars, “MXN” are to Mexican pesos, “BOB” are to Bolivian bolivianos. All references are in thousands, unless otherwise noted.

3. MATERIAL ACCOUNTING POLICIES

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company controls an investee if the Company has all of the following:

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

14

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

Generally, there is a presumption that a majority of voting rights results in control. When the Company owns less than a majority of the voting, or similar rights of an investee, it considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	The Group’s voting rights and potential voting rights

The relevant activities are those which significantly affect the subsidiary’s returns. The ability to approve the operating and capital budget of a subsidiary and the ability to appoint key management personnel are decisions that demonstrate that the Company has the existing rights to direct the relevant activities of a subsidiary.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

All intercompany transactions and balances are eliminated on consolidation.

These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

Name of entity	Country of incorporation	Percentage ownership	Principal activity
Santacruz Silver Mining Ltd.	Canada	100%	Holding company and head office function
Carrizal Holdings Ltd.	Canada	100%	Holding company
Compañía Minera Zilar Mendi SA de C.V. (1)	Mexico	100%	Mine operations
PCG Mining, S.A. de C.V.	Mexico	100%	Holding company
Laikra Limited	Bermuda	100%	Holding company
Apamera Limited	Bermuda	100%	Holding company
Lewron Metals Ltd.	Bermuda	100%	Holding company
Kempsey S.A.	Panama	100%	Holding company
Shattuck Trading Co. Inc.	Panama	100%	Holding company
Iris Mines and Metals S.A.	Panama	100%	Holding company
Sociedad Minera Illapa S.A. (2)	Bolivia	100%	Mine operations
Sinchi Wayra S.A.	Bolivia	100%	Mine operations
Sociedad Minero Metalurgico Reserva Ltda.	Bolivia	100%	Mine operations
Empresa Minera San Lucas S.A.	Bolivia	100%	Ore trading house
Compañia Minera Concepción S.A.	Bolivia	100%	Ore trading house
Compañia Minera Colquiri S.A.	Bolivia	100%	Inactive
Complejo Metalurgico Vinto S.A.	Bolivia	100%	Inactive

(1)	On November 10, 2025, Carrizal Mining S.A de C.V changed its name to Compañía Minera Zilar Mendi SA de C.V.
(2)	Sociedad Minera Illapa S.A. is the operator of the Illapa Joint Operation which includes the Bolivar and Porco mines.

b)	Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities that are measured at fair values at the end of each reporting period.

c)	Functional and presentation currency

The consolidated financial statements are presented in United States dollars. The functional currency is the US dollar, which is the currency of the primary economic environment in which an entity operates.

Assets and liabilities of the subsidiaries that have a functional currency other than the US dollars are translated into US dollars at the exchange rate in effect on the consolidated statements of financial position date and revenues and expenses are translated at the average rate over the reporting period. Gains and losses from these translations are recognized in other comprehensive income.

15

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

d)	Business combinations

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is allocated to the identifiable assets acquired, liabilities and contingent liabilities assumed based on the acquisition-date fair value.

Any contingent consideration to be transferred will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the consolidated statement of comprehensive income in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of comprehensive income. The results of businesses acquired during the period are included in the financial statements from the date of acquisition.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.

Provisional fair values are finalized within twelve months of the acquisition date. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

e)	Goodwill

Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units (“CGUs”) that is expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statement of comprehensive income.

An impairment loss recognized for goodwill is not reversed in subsequent periods.

16

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

f)	Joint arrangements

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement which exists only when the decisions about the relevant activities (being those that most significantly affect the returns from the arrangement) require the unanimous consent of the parties sharing control.

The Company has assessed the nature of its joint arrangements and determined them to be joint operations. The Company’s 45% interest in the joint arrangement (operation), the general partnership that holds the Bolivar and Porco mines (“Illapa Joint Operation”), located in Bolivia has been accounted for as a joint operation. The remaining 55% interest is held by Corporación Minera de Bolivia (“COMIBOL”).

Joint Arrangements	Location	Ownership Interest	Classification and accounting method	Mining properties and projects owned
Illapa Joint Operation	Bolivia	45%	Joint operation, Record 45% Santacruz share	Bolivar and Porco mines

The Illapa Joint Operation are within the Illapa legal entity which is 100% owned by the Company however its operations are part of a joint association agreement in which the Company has a 45% interest with the remaining 55% interest held by Corporación Minera de Bolivia (“COMIBOL”). The joint association agreement meets the definition of a Joint Operation in accordance with IFRS 11 Joint Arrangements, and the Company recognizes its 45% share of the operation’s assets, liabilities, revenues and expenses arising from the Joint Operation. The Company is solely responsible for certain transactions made by the Illapa entity, for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The net amount due to/from COMIBOL from differences in the participation share of certain transactions has been recognized as a non-current other asset or liability.

g)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held on call with banks, and other short-term highly liquid investments with original maturities of three months or less and/or with original maturities over three months but redeemable on demand without penalty.

h)	Inventories

Inventories include concentrate and stockpiled ore and are valued at the lower of average production cost and estimated net realizable value. Net realizable value is the amount estimated to be obtained from sale of the inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. The production cost of inventories is determined on a weighted average basis and includes cost of production consumables, direct labour, mine-site overhead, and depreciation and depletion of mine properties and property, plant and equipment. Joint-product costing is applied as the primary concentrate products (silver/zinc, silver/lead and silver/copper) both contribute to the profitability of the operation. Joint costing allocates total production costs based on the relative values of the products.

If the carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Supplies inventory is valued at the lower of average cost and net realizable value. Costs include acquisition, freight, and other directly attributable costs.

17

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

i)	Mineral property, plant and equipment (“MPPE”)

On initial acquisition, MPPE are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in MPPE and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, while land is stated at cost less any impairment in value and is not depreciated.

Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives are included below. The net carrying amounts of MPPE are reviewed for impairment either individually or at the cash-generating unit (“CGU”) level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of MPPE is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the consolidated statement of comprehensive income. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational mining properties and mine development

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production (“UOP”) method considering the expected production to be obtained over the life of the mineral property.

The expected production includes proven and probable reserves, and a portion of inferred resources expected to be extracted economically as part of the production cost.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production. Amounts received from selling items produced while preparing the asset for its intended use will be recognized as revenue and the related cost of sales in the consolidated statement of comprehensive income. These costs are amortized using the UOP method (described below) over the life of the mine, commencing on the date of commercial production.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

18

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Depreciation of MPPE

The carrying amounts of MPPE (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

For mining properties excluding those at the Bolivar and Porco mines, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically. The mineral properties at the Bolivar and Porco mines are depreciated on a straight-line basis over the term of the association contract with COMIBOL.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis. PPE are depreciated over their useful life, or over the remaining life of the mine if shorter. The mining, property, plant, and equipment assets at the Bolivar and Porco mines are depreciated on a straight-line basis over the term of the association contract with COMIBOL. The other mining assets and categories of property, plant, and equipment are depreciated on a unit of production and/or straight-line basis as follows:

●	Land – not depreciated
●	Mobile equipment – 2 to 11 years
●	Buildings and plant facilities – 2 to 50 years
●	Mining properties and leases including capitalized evaluation and development expenditures – UOP method
●	Exploration and evaluation – not depreciated until mine goes into production
●	Assets under construction – not depreciated until assets are ready for their intended use

j)	Exploration and evaluation assets

Exploration expenditures are incurred in the search for economic mineral deposits or the process of obtaining more information about existing mineral deposits and typically include costs associated with drilling, sampling, mapping and other activity related to the search for ore.

Evaluation expenditures are incurred to establish the technical and commercial viability of mineral deposits and typically include costs associated with determining optimal methods of extraction and metallurgical and treatment processes, permitting, and preparing economic evaluations.

19

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

Exploration expenditures are expensed as incurred. Evaluation expenditures are capitalized when management determines there is a high degree of confidence that future economic benefits will flow to the Company. Acquired exploration and evaluation projects and acquired exploration rights are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Capitalized exploration and evaluation expenditures are reclassified to mineral properties, plant and equipment, in accordance with Note 3, once the technical feasibility and commercial viability are demonstrated.

k)	Impairment of non-current assets

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the consolidated statement of comprehensive income.

Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the CGU to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statement of comprehensive income. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

l)	Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.

At lease commencement, the Company recognizes a Right of Use Asset (“ROU Asset”) and a lease obligation. The ROU Asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU Asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU Asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

20

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU Asset.

The Company has elected not to recognize ROU Assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated statement of comprehensive income.

m)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Decommissioning and restoration costs

Decommissioning and restoration provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation.

When provisions for decommissioning and restoration are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of decommissioning and restoration activities is recognized in property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Decommissioning and restoration provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the consolidated statement of comprehensive income. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statement of comprehensive income. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future decommissioning and restoration cash flows are a normal occurrence in light of the significant judgments and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

n)	Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects in equity. Common shares issued for consideration other than cash are valued based on their fair value on the date of issuance. Professional, consulting, regulatory, and other costs directly attributable to equity transactions are recorded as share issuance costs.

21

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

The Company follows the residual method with respect to the measurement of common shares and common share purchase warrants issued as private placement units. Proceeds from private placements are first allocated to the common shares contained in the units based on the market value of shares on the date of issuance, with any residual amount allocated to warrants in the units. If the proceeds are less than or equal to the estimated fair market value of the share issuance, a $nil carrying amount is assigned to the warrants.

o)	Share-based payments

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of share-based awards, which include stock options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”). The fair value of the share-based awards is charged to the consolidated statement of comprehensive income on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the share-based awards is determined at the date of grant.

The fair value of the stock options granted is determined using the Black-Scholes option pricing model at the date on which they were granted. Forfeitures are adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The fair value of the RSUs and DSUs granted is based on the value of the Company’s share price at the date of grant. Unless otherwise stated, the RSUs have a graded vesting schedule over the vesting period as set by the Board of Directors and can either be settled in cash or equity upon vesting at the discretion of the Company. DSUs vest over a period of one year.

The fair value of PSUs is determined using its expected value at the time of grant. The expected value is determined based upon the fair value of the underlying shares at the time of grant and the estimated probability of meeting performance criteria.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received, together with a corresponding increase in the equity reserve. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based award.

p)	Revenue

Revenue associated with the concentrate sales is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards, and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel, or metal account as contractually agreed with the buyer; at which point the buyer controls the goods. In cases where the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.

The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

22

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract.

Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at fair value through profit or loss (“FVTPL”).

IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company recognizes amounts in revenue as the metals are delivered to the customer. The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

q)	Income taxes

Provision for income taxes consists of current and deferred tax expense. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in other comprehensive income (loss) or directly in equity, in which case it is recognized in other comprehensive income (loss) or in equity, respectively. Mining duties, taxes, royalties, and withholding taxes are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed by a government authority and the amount payable is calculated by reference to taxable income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates and tax laws enacted or substantively enacted at the reporting date, adjusted for amendments to tax payable or recoverable with regards to previous years.

Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is not recognized for temporary differences associated with the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and deferred income tax liabilities are offset only when there is a legally enforceable right to set off current tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority on the same taxable entity.

23

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

r)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of shares issued and outstanding during the year. For all periods presented, the net income (loss) available to common shareholders equals the reported income (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, when a loss is incurred during the year, diluted and basic loss per share are the same because the effect on loss per share of potential issuance of shares under options and warrants would be anti-dilutive.

s)	Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classification of financial assets

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of most of the financial assets is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. In accordance with the amortized cost method, revisions to estimated future cash flows result in adjustments to the carrying value of the financial asset, keeping the original effective interest rate unchanged. Revisions result in amounts recognized in income or loss.

The Company’s financial assets at amortized cost include cash and cash equivalents, receivables not arising from sale of metal concentrates, COMIBOL initial investment period CAPEX receivables, participation receivable from COMIBOL for interest in joint operation and other receivables in the Consolidated Statement of Financial Position.

24

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

FVTPL

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in Note 20. The Company’s financial assets at FVTPL include its trade receivables from provisional concentrate sales.

Financial assets at fair value through other comprehensive income (“FVTOCI”)

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTOCI are recognized in other comprehensive income (loss).

The Company acquired Treasury Bills and Treasury notes during the year ended 2025. These instruments are financial assets and will be carried at fair value through other comprehensive income. The instruments are classified as marketable securities in the statement of financial position. The instruments at FVTOCI are initially recognized at fair value plus transaction costs. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTOCI are recognized in other comprehensive income (loss). When the securities mature or are sold the cumulative realized gains and losses are recognized through profit and loss as finance costs.

Classification of financial liabilities

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method. The Company’s financial liabilities designated as FVTPL include its consideration payable. Financial liabilities at amortized cost primarily include trade and other payables, loans payable and lease liabilities.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

Management has recognized negligible expected credit losses on the COMIBOL initial investment period CAPEX receivable balance because the company expects to fully utilize the receivables by offsetting amounts payable to COMIBOL for its 55% share of the Joint Operation.

The Company shall recognize in the consolidated statement of comprehensive income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

25

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

3. MATERIAL ACCOUNTING POLICIES (continued)

t)	New IFRS accounting standards and pronouncements - adopted

The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:

Lack of exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. There was no material impact on the Company’s consolidated financial statements from the adoption of these amendments, however the guidance contained was considered when determining the appropriate exchange rate to record transactions denominated in BOB, see section below in Note 4 for further information.

u)	New IFRS accounting standards and pronouncements – not yet adopted

Below are the amendments to standards applicable for future periods that the Company has not yet adopted:

Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to update classification and measurement requirements in IFRS 9: Financial Instruments, and related disclosure requirements in IFRS 7: Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (“ESG”)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on our financial statements.

IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18: Presentation and Disclosure of Financial Statements (“IFRS 18”), which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified.

Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements.

26

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

4.	MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS

Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Determination of functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves certain judgments to determine the primary economic environment of an entity. The Company re-evaluates the functional currency of its entities when there is a change in events and conditions which previously determined the primary economic environment of an entity.

Interests in other entities

The Company applies judgment in determining the classification of its interest in other entities, such as (i) the determination of the level of control or significant influence held by the Company; (ii) the legal structure and contractual terms of the arrangement; (iii) concluding whether the Company has rights to assets and liabilities or to net assets of the arrangement; and (iv) when relevant, other facts and circumstances. The Company has determined that the association agreement with COMIBOL represents a joint operation. All other interests, excluding marketable securities, in other entities have been determined to be subsidiaries as described in IFRS 10, “Consolidated Financial Statements.”

Collectability and classification of value added tax (“VAT”) receivable

VAT receivable is collectible from the governments of Mexico and Bolivia. The collection of VAT is subject to risk due to the complex application and collection process and, therefore, risk related to the collectability and timing of payment from the Mexican and Bolivian governments. The Company uses the facts known at the time and its historical experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Impairment, or impairment reversal, of MPPE and goodwill

There is significant judgment involved in assessing whether any indications of impairment of MPPE and goodwill, or impairment reversal of MPPE, with consideration given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Changes in metal price forecasts, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

Revenue recognition

Revenue from the sale of concentrate to independent smelters is recognized when control of the asset sold is transferred to the customer. The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one to three months following scheduled delivery and is based on average market metal prices. Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period.

27

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at FVTPL. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant.

For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Mineral resource estimate

The lives of operating mines are determined from the tonnes of mineralized material or ore that are available to be extracted at the end of each reporting period. The Company initially estimates the tonnes of mineralized material or ore available based on either the findings of qualified, independent mining professionals or the findings of its own technical staff. These estimates are updated from time to time as additional technical and economic information becomes available.

Factors that impact the computation of tonnes of mineralized material or ore available include the geological data on the size, depth, and shape of the mineralized deposit or ore body, the prevailing and expected market price for the underlying metals to be extracted, and the expected costs to extract and process the mined material. Changes in the mineable tonnes of mineralized material or ore available may impact the carrying values of mine properties, exploration and evaluation properties, property, plant and equipment, decommissioning and restoration provision, and result in changes in the recognition of deferred tax amounts in addition to changes in the recognition of depreciation and depletion.

Depreciation and amortization rates for MPPE

Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated statement of comprehensive income prospectively. A change in the mineral resource estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

Estimation of decommissioning and reclamation costs and the timing of expenditures

The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of its productive life. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 13 for details on decommissioning and restoration costs.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified.

28

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period. Refer to Note 18 for further discussion on income taxes.

Provisions and contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters change, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Measurement of contingent consideration liability

The consideration payable includes a contingent value rights (CVR) component that is contingent upon the zinc price reaching a minimum market price of zinc which if met triggers a payment. CVR payments are based on the average LME zinc price for each calendar month. Therefore, the payoff on the CVR is “path-dependent”, the ultimate amount paid depends on the price of the underlying over time. Additionally, commodity prices exhibit mean reversion, whereby asset prices tend to move back toward their long-term average over time. A valuation approach capable of capturing the path-dependent and mean reversion feature is therefore required.

The Monte Carlo Simulation is a commonly used approach to model securities with path-dependent payoffs and mean reversion features. Monte Carlo Simulation uses random sampling techniques based on continuous time Stochastic processes to generate a large number of possible, but random, asset price paths. In each Individual price path, the payoff of the security can be calculated based on the average zinc price relative to a fixed base price (see note 10(b)). These payoffs are then discounted to the reporting date and averaged to determine the fair value of the CVR.

Uncertainty of timing of cash flows for the COMIBOL initial investment period CAPEX receivable

The initial investment period CAPEX receivable amount becomes available for the Company to offset against amounts due to COMIBOL for its 55% interest in the operation over seven years from 2020 to 2026. If the joint operation does not produce sufficient positive cash flows, COMIBOL can defer payment until cash flows are positive at which point the amounts receivable can be used to reduce the amount due to COMBIOL for its 55% share of the interest in the operation. If the operation does not generate enough positive cash flows to offset amounts due, the outstanding amount receivable will be paid by COMIBOL at the end of the agreement.

The timing of the cash flows will vary depending on the operational results from the joint operation and how much is payable to COMIBOL for their 55% interest in the operation. Depending on estimates and actual results each period the asset will be revalued to reflect the timing of the expected cash flows and will be discounted using the same effective interest rate at inception resulting in recognizing a gain or loss on the re-estimation of cash flows related to the CAPEX receivable.

Measurement of residual value of Illapa Joint Operation’s assets

The Company has recognized a non-depletable mineral properties asset that represents the residual value of the Illapa Joint Operation’s assets. The residual value is derived from the amount the Company expects to receive as compensation from COMIBOL when it transfers the property, plant and equipment from the Illapa Joint Operation at the end of the agreement in 2028. The amount of compensation expected to be received is 45% of the actual and future spending on capital expenditures adjusted for a valuation allowance. Since the amount that will ultimately be received at the end of the agreement will vary depending on the actual CAPEX investment made and the actual payable amount according to an appraisal process, each period management will assess its estimation of the amount receivable, and the difference between the initial carrying value and the revised carrying value will be recorded as a prospective adjustment to depreciation expense of MPPE so that at the end of the agreement, the ending value of MPPE will be equal to the amount receivable from COMIBOL.

29

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Determination of Exchange rate for Bolivian operations

The Sinchi Wayra and Illapa operations are located in Bolivia and sales revenue from the Bolivian operations is denominated and settled in USD but most operating expenses are denominated in BOB. The functional currency of the Bolivian subsidiaries is USD and has not changed since acquisition. Since the operations were acquired in 2022 through to the end of fiscal 2024, the Company used the official exchange rate published by the Central Bank of Bolivia to record all transactions denominated in BOB: this exchange rate has been fixed at 6.96 BOB/USD since 2009.

The spread between the official exchange rate (the “Official rate”) and the Bank rate used to acquire BOB has widened progressively and is no longer a temporary situation. Management expects that the spread will continue due to macroeconomic fundamentals. Recording BOB denominated expenses at the Official rate is no longer appropriate and to better present the economic substance of BOB denominated transactions, management has changed its approach to using a spot rate that is in line with the Bank rate.

As defined in IAS 21 – The effects of changes in foreign exchange rates, the BOB is exchangeable. However, because there is no availability of the currency at the Official rate it is more appropriate to determine the spot rate that is the actual exchange rate that is being used to purchase BOB. Management has applied an estimation technique to determine the spot exchange rate used for translating transactions denominated in BOB. This estimated rate (the “Bank rate”) is based on the average of weekly quotations obtained from commercial banks which reflects the rate at which an orderly exchange transaction takes place at the measurement date between market participants under the prevailing economic conditions.

The Official rate of 6.96 BOB/USD was used to record transactions denominated in BOB since the acquisition of the Bolivian operations until December 31, 2024. Starting January 1, 2025, the Bank rate has been used to record transactions denominated in BOB. The average Bank rate for the year ended December 31, 2025 was 11.92 BOB/USD. All monetary assets and liabilities outstanding as at December 31, 2025 have been translated using the Bank spot rate of 8.36 BOB/USD. The exchange rate is management’s estimate of the USD value of transactions denominated in BOB. Accordingly, comparative figures which were translated using the Official rate have not been restated as the change in estimate is only applied prospectively.

30

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

5. CASH AND CASH EQUIVALENTS

A summary of the Company’s cash and cash equivalents is as follows:

	December 31, 2025	December 31, 2024
	$	$
Cash	41,607	35,721
Cash equivalents	2,660	-
Total	44,267	35,721

6. TRADE AND OTHER RECEIVABLES

A summary of the Company’s trade and other receivables is as follows:

	December 31, 2025	December 31, 2024
	$	$
Trade receivables	20,371	17,402
COMIBOL contract prepayment	1,995	2,395
COMIBOL initial investment period CAPEX receivable (note 6(a))	16,193	21,158
Uncertain income tax position receivable (note 18(c))	9,356	15,226
VAT receivable	71,944	73,320
Other receivables	4,789	909
Balance, end of year	124,648	130,410
Less: current portion	(88,399)	(99,854)
Non-current portion	36,249	30,556

a)	COMIBOL initial investment period CAPEX receivable

The COMIBOL initial investment period CAPEX receivable is a reimbursement of 22.5% of a pre-defined amount of capital investments made by the Company from 2012 to 2019 in the Illapa Joint Operation. The refundable amount becomes available for the Company to offset against amounts due to COMIBOL for its 55% interest in the operation over seven years from 2020 to 2026. If the joint operation does not produce sufficient positive cash flows, COMIBOL can defer payment until cash flows are positive at which point the amounts receivable can be used to reduce the amount due to COMBIOL for its 55% share of the interest in the operation. If the operation does not generate enough positive cash flows to offset amounts due, the outstanding amount receivable will be paid by COMIBOL at the end of the agreement. The classification between current and non-current has been made based upon management’s best estimate of when the receivable will be used to offset future payments to COMIBOL for its 55% interest.

The timing of the cash flows will vary depending on the operational results from the joint operation and how much is payable to COMIBOL for their 55% interest in the operation. Depending on estimates and actual results each period the asset will be revalued to reflect the timing of the expected cash flows and will be discounted using the same effective rate at acquisition resulting in recognizing a gain or loss on the re-estimation of cash flows related the CAPEX receivable.

7. INVENTORIES

A summary of the Company’s inventories is as follows:

	December 31, 2025	December 31, 2024
	$	$
Mineralized material stockpiles	11,983	7,062
Concentrate inventory	30,172	11,256
Supplies inventory	15,362	14,119
Total	57,517	32,437

31

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

7. INVENTORIES (continued)

During the year ended December 31, 2025, the inventory recognized as cost of sales was $199,493 (2024 – $206,055), which includes production costs directly attributable to the inventory production process.

During the year ended December 31, 2025, the Company recognized through cost of sales a net realizable value write-off of inventory for $501 (2024 – $nil).

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

A summary of the Company’s Mineral Properties, Plant and Equipment is as follows:

	Depletable mineral properties	Exploration and evaluation	Plant and equipment	Total
	$	$	$	$
Cost
Balance, December 31, 2023	69,555	12,189	111,103	192,847
Additions	15,194	-	7,425	22,619
Change in decommissioning and restoration costs (Note 13)	1,752	-	-	1,752
Disposals	-	-	(2,721)	(2,721)
Adjustments	29,220	-	-	29,220
Balance, December 31, 2024	115,721	12,189	115,807	243,717
Additions	9,212	-	21,407	30,619
Change in decommissioning and restoration costs (Note 13)	3,006	-	-	3,006
Disposals	(3,244)	-	(3,758)	(7,002)
Impairment reversals	2,071		2,017	4,088
Balance, December 31, 2025	126,766	12,189	135,473	274,428

Accumulated depreciation and impairment
Balance, December 31, 2023	16,860	-	34,222	51,082
Depletion, depreciation and amortization	3,933	-	15,773	19,706
Disposals	-	-	(1,024)	(1,024)
Adjustments	29,220	-	-	29,220
Balance, December 31, 2024	50,013	-	48,971	98,984
Depletion, depreciation and amortization	7,199	-	14,378	21,577
Disposals	(3,245)	-	(3,446)	(6,691)
Adjustments	(513)	-	513	-
Balance, December 31, 2025	53,454	-	60,416	113,870

Cost as at December 31, 2024	115,721	12,189	115,807	243,717
Accumulated depreciation and impairment	(50,013)	-	(48,971)	(98,984)
Carrying value - December 31, 2024	65,708	12,189	66,836	144,733

Cost as at December 31, 2025	126,766	12,189	135,473	274,428
Accumulated depreciation and impairment	(53,454)	-	(60,416)	(113,870)
Carrying value – December 31, 2025	73,312	12,189	75,057	160,558

As at December 31, 2025, the Company’s plant and equipment included right-of-use assets with a carrying amount of $2,926 for leased mining equipment (December 31, 2024 - $2,395). Depreciation on the right of use assets for the year ended December 31, 2025 was $509 (2024 - $677).

32

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Impairment assessment of Mineral Properties, Plant and equipment and Goodwill

In accordance with the Company’s accounting policies, the Company assesses its CGUs for indicators of impairment or impairment reversal at each period-end. Judgment is applied in assessing whether certain facts and circumstances are indicators of impairment or reversal of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired or may require a reversal of impairment. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the performance of its CGUs against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.

If indicators of impairment or impairment reversal exist for any CGU, those CGUs are tested for impairment or impairment reversal. In general, the CGU carrying amount includes the carrying value of the MPPE and goodwill, less deferred tax liabilities and decommissioning and restoration provision related to each CGU. For CGUs that have allocated goodwill, the CGUs are tested for impairment annually.

Goodwill Impairment test

The Company performed an annual impairment test of the goodwill recognized when the Company acquired the operations in Bolivia upon acquisition as at December 31, 2025. The goodwill that was allocated to the Caballo Blanco and San Lucas Groups CGUs was not impaired because their CGUs’ carrying values were greater than the recoverable amounts.

A summary of the Company’s goodwill and allocation to each CGU is as follows:

	December 31, 2025	December 31, 2024
	$	$
Caballo Blanco Group (Tres Amigos mine)	2,963	2,963
San Lucas Group	12,503	12,503
Goodwill	15,466	15,466

Impairment Reversal test

During the year ended December 31, 2023, the Company recorded an impairment charge of $13,830 on the carrying value of the Bolivar CGU (of which $6,472 was allocated to goodwill), and of $8,802 on the Porco CGU.

During the year ended December 31, 2025, the Company assessed the increased long-term consensus silver price to be an indicator of impairment reversal for both CGUs. As a result, the Company performed an impairment reversal test on the Bolivar and Porco CGUs as at December 31, 2025. The Company concluded that the carrying value of the Bolivar CGU as at December 31, 2025 was lower than the recoverable amount. This resulted in a reversal of the impairment charge recognized in 2023. The Company recorded an impairment reversal of $4,088 on the carrying value of the Bolivar CGU. The impairment reversal was calculated after considering the depreciation expense that would have been recorded had the CGUs not been impaired.

The recoverable amount for each CGU was determined by applying a fair value less cost of disposal (“FVLCD”) methodology based on future after-tax cash flows expected to be derived from the CGU discounted with after-tax weighted average cost of capital (“WACC”) of 10.65%, a Level 3 fair value estimate. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, estimated quantities of mineral reserves and resources, production costs estimates, capital expenditure estimates, and discount rates. Specific to the Bolivar and Porco CGUs, operations are expected to continue to the end of 2028, equal to the end of the association contract with COMIBOL (i.e. assume no extension of the contract).

33

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

For the year ended December 31, 2024 and 2025, the Company’s impairment testing incorporated the following metal price assumptions:

	December 31, 2025		December 31, 2024
	2026-2029 Average	2030 and long-term	2025-2028 Average	2029 and long-term

Zinc price per tonne	$2,801	$2,670	$2,757	$2,770
Silver price per ounce	$45.70	$37.74	$30.79	$27.29

9. TRADE PAYABLES AND ACCRUED LIABILITIES

A summary of the Company’s trade payables and accrued liabilities is as follows:

	December 31, 2025	December 31, 2024
	$	$
Trade payables	34,541	29,784
COMIBOL contract obligations (note 9(a))	7,167	8,608
Accrued liabilities	12,861	8,997
Balance, end of year	54,569	47,389
Less: current portion	(47,402)	(38,781)
Non-current portion	7,167	8,608

a)	COMIBOL contract obligations

COMIBOL contract obligations represent the Company’s obligation to pay its portion of committed funding related to the investment of inventories and fixed assets made prior to 2013 under the previous contract of $4,689, and COMIBOL’s share of the VAT receivable of $2,478 (all of which are classified as non-current)

10. CONSIDERATION PAYABLE

On March 18, 2022, the Company acquired 100% ownership of Sinchi Wayra and Illapa (the “Acquisition”) from Glencore plc (“Glencore”) under the terms and conditions outlined in the Share Purchase Agreement (“SPA”).

On May 10, 2023, the Company signed amendments to the SPA (“Amended SPA”) that impacted the timing of the repayments of the deferred cash consideration and timing of payment of certain VAT amounts collected by the Company.

On March 28, 2024, the Company entered into a binding term sheet (the “Term Sheet”) with Glencore to amend the SPA, Amended SPA and certain transaction documents in connection with the Acquisition. On October 3, 2024, the Company entered into a definitive omnibus agreement under the terms established in the Term Sheet.

The following table summarizes the consideration payable to Glencore.

	December 31, 2025	December 31, 2024
	$	$
Base purchase price (note 10(a))	-	34,625
Contingent value rights (note 10(b))	20,243	10,158
Balance, end of year	20,243	44,783
Less: current portion	-	(10,000)
Non-current portion	20,243	34,783

34

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

10. CONSIDERATION PAYABLE (continued)

a)	Base purchase price

Subject to the Acceleration Option (as defined below), the Company will pay up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The Company can exercise an option to accelerate the payment of the outstanding balance of the Base Purchase Price in full at any time, such prepayment amount will be $40,000 if exercised prior to November 1, 2025 and shall decrease by $2,000 for each annual instalment of $10,000 that has been paid by the Company (the “Acceleration Option”).

As at the date of the Term Sheet the fair value of the BPP was estimated using a discounted cash flow method to calculate the net present value of the expected cash flows. The initial recognition of the liability used a discount rate of 20% based on various qualitative and quantitative considerations.

As at December 31, 2025, the Company has paid Glencore $40,000 to exercise the accelerated payment option in full and has fully extinguished the Base Purchase Price liability.

b)	Contingent value rights & additional payments

The Company granted to Glencore a contingent value right (the “CVR”) whereby the Company will pay Glencore a monthly payment of $1,333 (the “CVR Payment”), subject to a total cap of $77,700 (the “Valuation Cap”), in the event that in any calendar month after the date the parties enter into the Term Sheet, the average London Metal Exchange (“LME”) spot price of zinc (or the highest open hedge price if the Hedging Option (as defined below) has been exercised) in the calendar month is at least $3,850 per tonne (the “Base Price”). The CVR Payment will increase by $83 for each increase of $100 per tonne above the Base Price and up to a price of $5,049.99 per tonne.

In addition to the CVR Payment, in the event the average LME spot price of zinc (or the highest open hedge price if the Hedging Option has been exercised) in a calendar month is at least $5,050 per tonne (the “Additional Payment Price”), the CVR Payment will increase by $83 for each increase of $100 per tonne above the Additional Payment Price and the Company will pay Glencore a monthly payment of $83 as a Bonus Payment that will increase by $83 for each increase of $100 per tonne above the Additional Payments Price. The Bonus Payment is not considered as part of the CVR Payment.

Upon the occurrence of the monthly average zinc LME spot price exceeding the Base Price, Glencore can require the Company to hedge a limited amount of zinc production from its Bolivian mining operations (so long as the hedging price would exceed the Base Price) subject to certain conditions (the “Hedging Option”).

The CVR and Additional Payments will be effective from the date of the Term Sheet until the earlier of December 31, 2032 and the date the Valuation Cap is reached. The Additional Payments and the Hedging Option will terminate once the Company is no longer obligated to make CVR Payments.

The fair value at the initial recognition of the CVR was calculated using a Monte Carlo Simulation with key inputs and assumptions including the zinc spot price ($3,082 per tonne), the expected price of zinc in each year until December 31, 2032, the market risk-free rate and credit spread and the volatility and variability of historical zinc prices.

The Company performed a valuation exercise as at December 31, 2025, and determined a fair value of the CVR of $20,243 (December 31, 2024 – $10,158). The loss on change in fair value attributed to the CVR was $10,085 for the year ended December 31, 2025 (2024 – $8,772), which is recorded as a finance cost (Note 17).

c)	Deferred cash consideration, royalties payable and other payables

Prior to the Term Sheet, the Company had $164,566 in consideration payable accounted for as deferred cash consideration, royalties payable and other payables from the profits on sale of inventory and payment of certain VAT amounts. As a result of entering into the term sheet as described above, the Company determined that the contractual change was an extinguishment of the previous liabilities and recognized the base purchase price, CVR and additional payment obligations at their fair value which resulted in a gain of $133,255 during the year ended December 31, 2024.

35

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

10. CONSIDERATION PAYABLE (continued)

The following table summarizes the details of the consideration payable to Glencore and when the previous consideration payable liabilities were considered extinguished and the new consideration was recognized at fair value at inception resulting in a gain on modification:

	BPP (a)	CVRs (b)	Deferred cash consideration (c)	Royalties payable (c)	Other payables (c)	Total
	$	$	$	$	$	$
Balance, December 31, 2023	-	-	91,619	15,102	56,267	162,988
Accretion (Note 17)	-	-	976	18	584	1,578
Gain on adjustment to consideration payable	29,925	1,386	(92,595)	(15,120)	(56,851)	(133,255)
Loss on change in fair value of consideration payable	4,700	8,772	-	-	-	13,472
Balance, December 31, 2024	34,625	10,158	-	-	-	44,783
Less: current portion	(10,000)	-	-	-	-	(10,000)
Non-current portion	24,625	10,158	-	-	-	34,783

Balance, December 31, 2024	34,625	10,158	-	-	-	44,783
Loss on change in fair value of consideration payable	5,375	10,085	-	-	-	15,460
Payment of base purchase price obligation	(40,000)	-	-	-	-	(40,000)
Balance, December 31, 2025	-	20,243	-	-	-	20,243
Less: current portion	-	-	-	-	-	-
Non-current portion	-	20,243	-	-	-	20,243

11. LOANS PAYABLE

A summary of the Company’s loans payable is as follows:

	Bank facilities (a)	Trafigura loan facility (b)	Other loans payable (c)	Promissory loan payable (d)	Total
	$	$	$	$	$
Balance, December 31, 2023	11,327	5,498	950	-	17,775
Proceeds advanced	58,192	-	1,026	-	59,218
Accretion	-	547	-	-	547
Interest expense (Note 17)	830	658	-	-	1,488
Repayment with cash	(55,558)	(2,669)	(1,232)	-	(59,459)
Balance, December 31, 2024	14,791	4,034	744	-	19,569
Less: Current portion	(14,791)	(1,423)	(218)	-	(16,432)
Non-current portion	-	2,611	526	-	3,137

Balance, December 31, 2024	14,791	4,034	744	-	19,569
Proceeds advanced	44,279	-	16,993	11,684	72,956
Interest expense (Note 17)	1,223	336	-	569	2,128
Foreign exchange loss (gain)	3,797	-	(160)	5,270	8,907
Repayment with cash	(32,595)	(1,848)	(17,131)	-	(51,574)
Balance, December 31, 2025	31,495	2,522	446	17,523	51,986
Less: Current portion	(31,495)	(1,412)	(212)	(17,523)	(50,642)
Non-current portion	-	1,110	234	-	1,344

a)	Bank facilities

The Company has a secured credit facility denominated in Bolivian Bolivianos with Banco BISA S.A. of BOB 55,000 ($6,579), which is comprised of 1) a revolving credit facility of BOB 48,800 ($5,837) for the financing of mining operations and working capital with a fixed interest rate between 6.0% and 10.00% per annum; and 2) a “loan guarantee” credit facility of BOB 6,200 ($742) for the purpose of providing collateral to the Bolivian government for VAT refunds collected prior to the completion of the audit process by the Bolivian tax authority.

36

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

11. LOANS PAYABLE (continued)

In Bolivia, companies have the option to receive VAT refunds in advance of the audit process being completed if a loan guarantee for the refund amount is provided. The BOB 55,000 ($6,579) total credit facility is secured by certain real estate assets in Bolivia.

The BOB 48,800 ($5,837) revolving credit facility for working capital purposes can be drawn down at BOB 3,480 ($416) increments and automatically rolls over at maturity once fully repaid. As at December 31, 2025, BOB 48,720 ($5,828) (December 31, 2024 – BOB 48,720 ($7,000)), was drawn down from this credit facility.

Additionally, during December 2025, Sociedad Minera Illapa S.A. received BOB 20,000 ($2,392) from Banco BISA S.A. to cover payroll costs. The loan term is 180 calendar days and due on June 15, 2026. The loan is unsecured and has a fixed annual nominal rate of 10%.

As at December 31, 2025, BOB 1,703 ($204) of the BOB 6,200 ($742) loan guarantee credit facility was used to provide collateral to the Bolivian government on VAT refunds received (December 31, 2024 – BOB 2,415 ($347)).

On April 24, 2025, Sociedad Minera Illapa S.A. obtained a 360-day bank loan from Banco BISA S.A. with a fixed interest rate of 6.0% per annum. The facility is secured by a standby letter of credit guarantee issued by Stifel Bank where the marketable securities are held as collateral (refer to note 20). As at December 31, 2025, the loan amount outstanding was BOB 90,500 ($10,825).

The Company also has an unsecured revolving credit facility for working capital requirements and a loan guarantee with Banco de Crédito de Bolivia S.A. for a total of BOB 48,020 ($5,744). The credit facility has a weighted average fixed interest rate of 6.0% and 10.00% per annum and the weighted average interest rate on the loan guarantee facility is 2.0%.

As at December 31, 2025, BOB 50,078 ($5,990) (December 31, 2024 - BOB 52,332 ($7,519)) was drawn down on the credit facility and $nil (December 31, 2024 - $nil) was used on the loan guarantee. The credit facility has varying maturity dates up to February 2026. The loan guarantee is used for replacement parts for machinery imported from China. The collateral is a fixed term deposit with an annual percentage yield (APY) fixed at annual 6.00% for a term of 120 calendar days for an amount of BOB 3,433 ($411).

The loan guarantee is used for the purpose of providing collateral to the Bolivian government for VAT refunds collected prior to the completion of the audit process by the Bolivian tax authority. All credit facilities are denominated in Bolivian Bolivianos.

On March 31, 2025, Sociedad Minera Illapa S.A. obtained 180-day bank loan outstanding for BOB 45,962 ($5,498) from Banco de Crédito de Bolivia S.A. with a fixed interest rate of 6.00% per annum. The facility is secured by a standby letter of credit guarantee issued by Stifel Bank where the company holds some of its USD cash balances from sales revenues (refer to note 20).

b)	Trafigura loan facility

On April 23, 2021, in connection with the acquisition of Zimapan, Trafigura Mexico, S.A. de C.V. (“Trafigura”) loaned the Company $17,616 under a new loan facility (“Trafigura Loan Facility”).

The Trafigura Loan Facility is secured by a first charge over all Zimapan Mine assets and all other material rights and properties owned by Zilar Mendi. In addition, the Company issued to Trafigura 7,000,000 warrants (“Trafigura Warrants”), each Trafigura Warrant exercisable into a Santacruz common share at C$1.58 per share, for a period of 12 months with respect to 1,820,000 of the Trafigura Warrants and 42 months with respect to the remaining 5,180,000 Trafigura Warrants. As at December 31, 2024, a total of 3,320,000 Trafigura Warrants were exercised for gross proceeds to the Company of $4,049 (C$5,246). On October 24, 2024 the remaining 3,680,000 Trafigura Warrants expired unexercised.

Pursuant to the Trafigura Loan Facility, Trafigura will have the right to offset payments owing by Trafigura to Zilar Mendi and/or its affiliates under existing commodity purchase and sale agreements against payments owing by Zilar Mendi to Trafigura under the Trafigura Loan. No offsets were made as of December 31, 2025.

37

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

11. LOANS PAYABLE (continued)

In the third quarter of 2024, the Company entered into a new amended and restated agreement to settle the outstanding principal amount of $4,156. The amended agreement has the same annual interest rate as the original agreement (1-month SOFR + 6.5%) and is for a period of 36 months, ending on October 31, 2027. The loan is repayable in monthly installments of principal plus accrued interest for the respective period.

The agreement requires that the Company maintain a current ratio greater than 1.1:1 and that the debt to equity ratio not exceed 9:1. The Company is fully compliant with all financial covenants stipulated in the agreement as at December 31, 2025.

On January 29, 2026, the Company made an early payment to settle the remaining balance of the loan facility, fully extinguishing the liability.

c)	Other loans payable

In the fourth quarter of 2022, the Company entered into contracts to sell trucks and machinery for net proceeds of $1,310. The Company subsequently leased the trucks and machinery back from the counterparty for a period of five years at a financing charge of 10.0% per annum and is required to make quarterly lease payments plus accrued interest.

As the contracts provide the Company the right to repurchase the trucks and machinery at the end of the term for their residual value of 1%, the Company has an irrevocable right to repurchase the assets, and control of the assets did not transfer to the counterparty. Hence, these contracts are accounted for as financing transactions in accordance with IFRS 9 - Financial Instruments, rather than as sale and leaseback transactions under IFRS 16 – Leases.

In accordance with IFRS 9, these contracts were recorded as a financial liability at amortized cost using the effective interest rate method. As at December 31, 2025, the financial liability was $446 (December 31, 2024 - $744). No interest expense was accrued as it was immaterial.

On February 14, 2026 the Company obtained an unsecured 6 month working capital term loan for BOB 17,150 ($2,051) with a fixed interest rate of 9.95% with repayment of interest and principal at the end of the term from Banco Mercantil Santa Cruz S.A. On March 17, 2026 obtained an unsecured 6 month working capital term loan for BOB 14,000 ($1,675) with a fixed interest rate of 10% with repayment of interest and principal at the end of the term from Banco Bisa S.A.

d)	Promissory notes

On February 20, 2025, the Company completed an offering of BOB 70,000 ($8,373) in promissory notes under its San Lucas Promissory Notes Issuance program. The San Lucas Promissory Notes Issuance program allows the Company to issue up to BOB 140,000 ($16,746) in the Bolivian stock market (Bolsa Boliviana de Valores). The notes are denominated in Bolivian Bolivianos and have a 6.50% interest rate and a maturity date of February 15, 2026 and are unsecured. On February 15, 2026, the Company repaid the notes settling the liability in full. In accordance with IFRS 9, these contracts were recorded as a financial liability at amortized cost using the effective interest rate method.

On August 8, 2025, the Company completed a second offering of BOB 70,000 ($8,373) in promissory notes under its San Lucas Promissory Notes Issuance program. The notes under the second offering have an interest rate of 7.00% and a maturity date of June 15, 2026.

The promissory notes require that San Lucas maintain a current ratio greater than 1.15, a debt service ratio greater than 1.5, and that the debt to equity ratio not exceed 1.85. The Company is fully compliant with all financial covenants stipulated as at December 31, 2025.

e)	Bonds

On December 30, 2024, the Financial System Supervisory Authority (ASFI) authorized the San Lucas Bonds Program. The San Lucas Bonds program allows the Company to issue up to $40,000 of unsecured bonds in the Bolivian Stock market (Bolsa Boliviana de Valores), the bonds can be denominated in USD or Bolivian Bolivianos. As at December 31, 2025, no bonds have been issued under the program.

38

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

12. OTHER LIABILITIES

A summary of the Company’s other liabilities is as follows:

	December 31, 2025	December 31, 2024
	$	$
Post employment benefits (note 12(a))	12,608	12,784
Lease liability	867	650
Bolivia uncertain tax position financing arrangement (note 18(c))	-	5,974
Other taxes payable (note 12(b))	5,106	6,976
Long-term portion of current income taxes payable	713	1,503
Participation payable to COMIBOL for interest in joint operation (note 12(c))	8,873	8,977
Other liabilities	1,250	1,714
Balance, end of the year	29,417	38,578
Less: current portion	(8,876)	(16,070)
Non-current portion	20,541	22,508

a)	Post-employment benefits

As at December 31, 2025, the Company recognized a provision of $1,933 ($1,473 as at December 31, 2024) for payments that must be made to employees upon termination of employment which is required by Mexican labour legislation. A provision of $9,694 ($11,311 as at December 31, 2024) has been recognized in Bolivia which entitles employees to receive a payment after five years of employment, if the employee resigns or is terminated before the 5-year period they are entitled to receive the amount accrued at the time of separation. Based on expected employee turnover, these provisions are considered non-current.

b)	Other taxes payable

Other taxes payable includes amounts payable to the Mexican and Bolivian tax authorities for miscellaneous taxes such as payroll taxes, withholding taxes, VAT payables and income taxes from prior periods which are being paid under an installment plan.

c)	Participation payable to COMIBOL for interest in joint operation

The net participation payable from COMIBOL is derived from the Illapa Joint Operation. The Company is solely responsible for 100% of certain transactions specified in the agreement and such transactions are recorded as liabilities where there is a net amount payable to COMIBOL.

39

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

13. DECOMMISSIONING AND RESTORATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2025 and 2024 are allocated as follows:

	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
	$	$	$	$	$	$
Balance, December 31, 2023	3,105	5,296	6,092	2,773	6,241	23,507
Change in estimate (Note 8)	479	522	1,105	92	(446)	1,752
Reclamation work performed	(192)	(8)	(83)	(81)	(74)	(438)
Accretion (Note 17)	274	446	429	222	524	1,895
Foreign exchange gain	-	-	-	-	(1,040)	(1,040)
Balance, December 31, 2024	3,666	6,256	7,543	3,006	5,205	25,676
Less: current portion	(73)	(20)	(476)	(70)	-	(639)
Non-current portion	3,593	6,236	7,067	2,936	5,205	25,037

Balance, December 31, 2024	3,666	6,256	7,543	3,006	5,205	25,676
Change in estimate (Note 8)	813	1,113	570	399	111	3,006
Reclamation work performed	(20)	(7)	(72)	(30)	-	(129)
Accretion (Note 17)	250	423	698	286	490	2,147
Foreign exchange gain	443	655	2,445	1,104	669	5,316
Balance, December 31, 2025	5,152	8,440	11,184	4,765	6,475	36,016
Less: current portion	(84)	(15)	(650)	(73)	-	(822)
Non-current portion	5,068	8,425	10,534	4,692	6,475	35,194

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company’s mining operations.

	Decommissioning and restoration provisions - December 31, 2025
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	$4,248	$6,925	$7,829	$3,250	$9,791
Discount rate	10.2%	10.2%	9.9%	9.6%	8.7%
Inflation rate	20.2%	20.2%	20.2%	20.2%	3.6%

	Decommissioning and restoration provisions - December 31, 2024
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	$3,587	$6,119	$7,333	$2,917	$8,032
Discount rate	9.3%	9.3%	9.6%	9.6%	10.1%
Inflation rate	10.0%	10.0%	10.0%	10.0%	3.7%

40

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

14. SHARE CAPITAL

a) Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

b) Issued – share capital

During the year ended December 31, 2025, the Company issued 148,334 common shares from the vesting of RSUs, 200,000 common shares from the vesting of PSUs and 2,649,909 common shares from the exercising of Options for proceeds of $3,721. During the year ended December 31, 2024, the Company issued 1,216,100 shares from the exercise of options for proceeds of $641.

c) Stock options

On November 25, 2025 at the Company’s annual general meeting, shareholders re-approved the omnibus equity incentive plan (the “Omnibus Incentive Plan”). Pursuant to the Omnibus Incentive Plan, the Company may grant options, RSUs, PSUs, and DSUs to directors, officers, employees, management company employees, and consultants of the Company and its subsidiaries. The maximum number of shares available for issuance under the Omnibus Incentive Plan is limited to 10% of the issued and outstanding common shares.

Pursuant to the Omnibus Incentive Plan, options granted have a maximum term of ten years and the vesting provisions of options granted are at the discretion of the Board of Directors. Options are non-transferrable and the exercise price of the options shall be determined by the Board of Directors at the time the options are granted but in no event shall be lower than the discounted market price permitted by the TSX-V.

The following is a summary of the Company’s stock options for the years ended December 31, 2025 and December 31, 2024:

	Number of stock options	Weighted average exercise price
	#	C$
Balance, December 31, 2023	5,928,600	1.60
Granted	625,000	1.60
Exercised	(1,216,100)	0.72
Cancelled	(1,725,000)	1.71
Balance, December 31, 2024	3,612,500	1.84
Granted	862,500	4.40
Exercised	(2,663,544)	1.94
Cancelled	(54,166)	3.54
Balance, December 31, 2025	1,757,290	2.89

As at December 31, 2025, the Company had the following stock options outstanding:

		Options outstanding			Options exercisable
Grant Date	Date of expiry	Number of options	Weighted average exercise price	Weighted average years until expiry	Number of options	Weighted average exercise price	Weighted average years until expiry
		#	C$	Years	#	C$	Years
May 7, 2021	May 7, 2026	575,000	1.88	0.35	575,000	1.88	0.35
August 1, 2024	August 1, 2029	409,375	1.60	3.59	117,709	1.60	3.59
October 16, 2024	October 16, 2029	18,750	1.64	3.79	18,750	1.64	3.79
June 26, 2025	June 26, 2030	754,165	4.40	4.49	204,170	4.40	4.49
Balance, December 31, 2025		1,757,290	2.89	2.92	915,629	2.40	1.76

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $1,119 (2024 – ($89)) based on the fair value of the options granted in the current and prior years.

41

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

14. SHARE CAPITAL (continued)

The weighted average assumptions used in the Black-Scholes option pricing model were as follows:

Assumption	Based on	2025	2024
Risk-free rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	2.83%	3.02%
Expected life (years)	Expiry term of the options	5 years	5 years
Expected volatility (%)	Historical volatility of the Company’s share price	89.86%	87.08%
Dividend yield (%)	Annualized dividend rate as of the date of grant	nil	nil

The weighted average closing share price on the date of the option exercises for the year ended December 31, 2025 was C$8.58 per share (year ended December 31, 2024 - C$1.68).

d) Warrants

The following is a summary of the Company’s warrants for the years ended December 31, 2025 and December 31, 2024:

	Number of warrants	Weighted average exercise price
	#	C$
Balance, December 31, 2023	15,805,490	1.72
Expired	(15,805,490)	1.72
Balance, December 31, 2024 and December 31, 2025	-	-

All of the 15,805,490 warrants issued as at December 31, 2023 expired unexercised during 2024. When the warrants expired, the share-based compensation reserve corresponding to the warrants was transferred to contributed surplus. No additional warrants have been issued in the year ended December 31, 2025.

e) Restricted Share Units (“RSU”)

RSUs are non-transferrable awards for service which upon vesting and settlement entitle the recipient to receive cash or common shares of equivalent value at the discretion of the Company. The choice of settlement method is at the Company’s sole discretion and the RSUs have been accounted for assuming they will be settled through equity. Vesting conditions for RSUs are set by the Board of Directors.

The following is a summary of the Company’s RSUs for the years ended December 31, 2025 December 31, 2024:

	Number of RSUs outstanding	Weighted average fair value
	#	C$
Balance, December 31, 2023	-	-
Granted	206,250	1.38
Balance, December 31, 2024	206,250	1.38
Granted	238,750	3.92
Vested	(148,334)	2.74
Balance, December 31, 2025	296,666	2.74

42

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

14. SHARE CAPITAL (continued)

As at December 31, 2025, the Company had the following RSUs outstanding:

Grant Date	Vesting Date	Number of RSUs outstanding	Weighted average fair value	Weighted average years until vesting
		#	C$	years
August 1, 2024	April 1, 2026	68,751	1.38	0.25
August 1, 2024	April 1, 2027	68,749	1.38	1.25
June 26, 2025	June 26, 2026	79,586	3.92	0.48
June 26, 2025	June 26, 2027	79,580	3.92	1.48
Balance, December 31, 2025		296,666	2.74	0.88

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $556 (2024 – $63) related to RSUs.

f) Deferred Share Units (“DSU”)

DSUs are non-transferrable awards that become payable upon termination of service of the participant. Vesting conditions for DSUs are set by the Board of Directors. Upon settlement, DSUs entitle the recipient to receive cash or common shares of an equivalent value at the discretion of the Company. Timing of settlement after vesting occurs at the discretion of the participant and communicated to the Company by the participant in writing at least fifteen days prior to the designated day, or an earlier date as the participant and the Company pay agree. If no notice is given by the participant for a designated day, the DSUs shall be payable on the first anniversary of the date on which the participant’s termination of service, or any earlier period on which the DSUs vest, at the sole discretion of the participant.

The following is a summary of the Company’s DSUs for the years ended December 31, 2025 and December 31, 2024:

	Number of DSUs outstanding	Weighted average fair value
	#	C$
Balance, December 31, 2023	-	-
Granted	168,750	1.38
Balance, December 31, 2024	168,750	1.38
Balance, December 31, 2025	168,750	1.38

As at December 31, 2025, the Company had the following DSUs outstanding:

Grant Date	Vesting Date	Number of DSUs outstanding	Weighted average fair value	Weighted average years until vesting
		#	C$	years
August 1, 2024	August 1, 2025	168,750	1.38	0.00
Balance, December 31, 2025		168,750	1.38	0.00

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $97 (2024 – $70) related to DSUs.

43

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

14. SHARE CAPITAL (continued)

g) Performance Share Units (“PSU”)

PSUs are non-transferrable awards that will vest and become payable upon the attainment of performance criteria within a certain period, the criteria and the evaluation of performance in relation to the criteria is determined by the Board of Directors. PSUs are settled through cash or the issuance of common shares of equivalent value at the discretion of the Company. The choice of settlement method is at the Company’s sole discretion.

The following is a summary of the Company’s PSUs for the years ended December 31, 2025 and December 31, 2024:

	Number of PSUs outstanding	Weighted average fair value
	#	C$
Balance, December 31, 2023	-	-
Granted	312,500	1.38
Cancelled	(62,500)	1.38
Balance, December 31, 2024	250,000	1.38
Granted	125,000	3.92
Vested	(200,000)	1.38
Cancelled	(50,000)	1.38
Balance, December 31, 2025	125,000	3.92

As at December 31, 2025, the Company had the following PSUs outstanding:

Grant Date	Vesting Date	Number of PSUs outstanding	Weighted average fair value	Weighted average years until vesting
		#	C$	years
June 26, 2025	June 26, 2026	125,000	3.92	0.48
Balance, December 31, 2025		125,000	3.92	0.48

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $270 (2024 – $61) related to PSUs.

44

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

15. COST OF SALES

Cost of sales excluding depletion, depreciation and amortization are costs that directly relate to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year ended December 31,
	2025	2024 (1)
	$	$
Consumables and materials	16,120	18,527
Energy	3,219	4,502
Insurance	3,796	3,236
Mining and plant maintenance costs	85,272	90,851
Ore and concentrate purchase costs	56,166	46,610
Other costs	(672)	895
Production Costs	163,901	164,621
Transportation and other selling costs	23,698	23,551
Mining royalties expense	10,246	11,713
Finished goods inventory changes	1,648	6,170
Cost of sales	199,493	206,055

(1)	Mine royalty expense relates to the mining royalty due to the Bolivian government as a result of mining operations at the Sinchi Wayra and Illapa businesses.

16. GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company’s general and administrative expenses is as follows:

	Year ended December 31,
	2025	2024
	$	$
Community relationship	1,701	2,106
Corporate administration	2,925	2,717
Professional fees	2,594	2,427
Salaries and benefits	8,487	11,960
Tax penalties and inflation charges	6,598	5,097
	22,305	24,307

45

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

17. FINANCE COSTS

A summary of the Company’s finance costs (income) is as follows:

	Year ended December 31,
	2025	2024
	$	$
Accretion of consideration payable (Note 10)	-	1,578
Accretion of decommissioning provisions (Note 13)	2,147	1,895
Accretion of Trafigura facility loan (Note 11)	-	547
Accretion (income) of receivable from COMIBOL	(1,056)	(2,924)
Financing charge on leases	603	189
Loss on change in fair value of consideration payable (Note 10)	15,460	13,472
Re-measurement of 12.2a COMIBOL CAPEX receivable	2,927	1,868
Interest expense, carrying and finance charges (Note 11)	2,128	1,488
Interest (income)	(1,511)	(480)
Other finance expense (income)	(8,330)	599
	12,368	18,232

18. INCOME TAX

a)	Income tax expense

A summary of the Company’s income tax expense is as follows:

	Year ended December 31,
	2025	2024
	$	$
Current tax expense	25,746	27,976
Deferred tax (recovery)	6,732	(424)
Income tax expense	32,478	27,552

A summary of the Company’s reconciliation of income taxes at statutory rates for the year ended December 31, 2025 and 2024, is as follows:

	Year ended December 31,
	2025	2024
	$	$
Income before income taxes	74,700	192,036
Combined federal and provincial statutory income tax rates	27%	27%
Income tax expense at statutory rates	20,169	51,850

Permanent differences	(11,894)	(29,175)
Change due to differences in tax rates	16,188	7,128
Inflation adjustment	(192)	(402)
Change due to foreign translation	(13,148)	29
Deferred tax assets not recognized	14,315	(3,991)
Mexico mining royalty tax	1,396	608
Tax effect of investment in subsidiaries	(4,067)	1,044
Impact of change in accounting estimate	9,215	-
Others	496	461
Income tax expense	32,478	27,552

46

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

18. INCOME TAX EXPENSE (continued)

b)	Deferred taxes

The significant components of the Company’s deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
	$	$
Trade and other receivables	1,916	1,346
Other liabilities	5,871	5,431
Mineral properties, plant and equipment	12	2,048
Decommissioning and restoration provision	2,671	2,554
Non-capital losses	2,706	2,813
Capital losses	-	4,607
Inventories	-	858
Other assets	-	497
Mining tax	616	128
Other	187	164
Deferred tax assets	13,979	20,446

The significant components of the Company’s deferred tax liabilities are as follows:

	December 31, 2025	December 31, 2024
	$	$
Mineral properties, plant and equipment	(22,570)	(17,773)
Investment in subsidiaries	(1,916)	(5,954)
Inventories	(1,444)	(256)
Trade payables and accrued liabilities	(22)	(160)
COMIBOL initial investment period CAPEX receivable	(3,565)	(7,934)
Other	(2,676)	-
Deferred tax liabilities	(32,193)	(32,077)

The following table reconciles the deferred tax assets and liabilities to the Consolidated Statements of Financial Position:

	December 31, 2025	December 31, 2024
	$	$
Deferred tax assets	6,798	9,602
Deferred tax liabilities	(25,012)	(21,233)
	(18,214)	(11,631)

Deferred tax assets and liabilities that are probable to be utilized are offset if they relate to the same taxable entity and same taxation authority. Future potential tax deductions that do not offset deferred tax liabilities are considered to be deferred tax assets.

As at December 31, 2025, the Company had unrecognized capital losses of approximately $48,424 (December 31, 2024 - $16,355) that arose in Canada, the capital losses can be carried forward indefinitely.

As at December 31, 2025, the Company had unrecognized inflationary adjustments on its investments in subsidiaries of $21,315 (December 31, 2024 – $nil) that arose in Bolivia, the amount can be utilize upon sale of subsidiaries.

As at December 31, 2025 the Company has unrecognized taxable temporary differences of $87,100 (December 31, 2024 - $109,706) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

47

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

18. INCOME TAX EXPENSE (continued)

c)	Bolivia uncertain income tax position relating to tax year 2017

As part of the Acquisition, the Company assumed potential pre-acquisition income tax liabilities for Bolivia’s 2017 tax year related to decommissioning and restoration provisions, depreciation of mineral properties, plant and equipment, undeclared income, and non-deductible expenses in the determination of the Bolivian current income tax. In the second quarter of 2023, the Company received notification from the Bolivian tax authorities on its decision to deny an appeal and confirmed the tax reassessment of 132,559 BOB ($15,856), which includes tax interest and penalties. The Company and the Bolivian tax authorities agreed on a financing arrangement (“financing arrangement”) by making an initial deposit of 40,479 BOB ($4,841) (which represents 35% of the total balance) in the second quarter of 2023, and monthly instalments for the remaining balance of 75,175 BOB ($8,992) over the next five years to June 2028.

As the matter relates to income tax, and there was uncertainty over whether the relevant authorities will accept the current tax treatment under the Bolivian tax law, management concluded that it meets the definition of an uncertain tax treatment within the scope of IAS 12 – Income Taxes and IFRIC 23 – Uncertainty over Income Tax Treatments. In accordance with IFRIC 23, an entity shall consider whether it is probable (more likely than not) that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that a taxation authority will accept an uncertain tax treatment, the entity shall determine the taxable income or loss consistent with the tax treatment applied in its income tax filings. Pursuant to the Sinchi Wayra and Illapa acquisition agreements, Glencore has agreed to indemnify the Company for up to a maximum of $25,000, in aggregate, for all claims and liabilities arising from the acquisition. Such indemnification would, subject to such cap and certain conditions, extend to income tax liabilities. In the unlikely event that the Company exhausts all avenues and receives an unfavourable ruling, the Company is indemnified by the acquisition agreements and would not be liable for any income tax liability up to $25,000.

The Company successfully challenged the Bolivian tax authorities’ decision through legal proceedings with the Supreme Court of Justice and the Constitutional Court in Bolivia. On January 7, 2025 the Supreme Court of Justice ruled in favor of the Company by issuing sentence 188/2025 which nullified the previous rulings in favor of the tax authority and requires the tax authority issue a new assessment that is legally compliant. At that point management will determine whether or not to accept the new assessment or challenge it again. The tax authority appealed the decision during the second quarter of 2025, but the appeal was denied in October 2025. Management has concluded that the matter has been resolved, accordingly, the Company believes there is no current tax liability and has not recognized an expense related to this matter as at December 31, 2025.

As at December 31, 2025, the Company has remitted tax instalments totaling $9,356 inclusive of interest and penalties to the Bolivian tax authorities based on the financing arrangement mentioned in the first paragraph above. As the Company believes the current tax owing related to this matter is $nil and the amounts paid will ultimately be refunded to the Company, the total payment made to date of $9,356 has been recognized as “trade and other receivables” (Note 6). On February 27, 2026, the Company filed a formal refund request with the tax authority requesting the refund of the amounts paid. Due to the current legal status of the proceedings, management expects to receive the full amount and no valuation allowance has been recognized.

48

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

19. CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus equity reserves plus retained earnings (deficit)) with a shareholders’ equity of $179,058 as at December 31, 2025 (December 31, 2024 - $131,347).

The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility and for the San Lucas Promissory Notes Issuance program, see note 11(b) and note 11(d) for details.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
	$	$		$
Financial assets
Cash and cash equivalents	44,267	-	-	44,267
Marketable securities	-	-	22,462	22,462
Trade and other receivables	22,977	20,371	-	43,348
	67,244	20,371	22,462	110,077
Financial liabilities
Trade payables and accrued liabilities	54,569	-	-	54,569
Consideration payable	-	20,243	-	20,243
Loans payable	51,986	-	-	51,986
Other liabilities	23,598	-	-	23,598
	130,153	20,243	-	150,396

December 31, 2024
Financial assets
Cash and cash equivalents	35,721	-	-	35,721
Trade and other receivables	24,462	17,402	-	41,864
	60,183	17,402	-	77,585
Financial liabilities
Trade payables and accrued liabilities	47,389	-	-	47,389
Consideration payable	34,625	10,158	-	44,783
Loans payable	19,569	-	-	19,569
Other liabilities	24,125	-	-	24,125
	125,708	10,158	-	135,866

49

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs for the asset or liability based on unobservable market data.

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

Marketable securities consist of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as finance income/cost.

The securities are held with Stifel which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 11(a)). Although the securities held can be readily converted to cash, they are restricted to the extent that the amounts serve as collateral. The Standy Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on March 26, 2026, and automatically renews each year. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

Consideration payable, comprised of contingent value rights (see note 10(b)), is measured at fair value using Level 3 inputs. The fair value is calculated using a Monte Carlo Simulation with key inputs and assumptions including the zinc spot price, the expected price of zinc in each year until December 31, 2032, the market risk-free rate and credit spread and the volatility and variability of historical zinc prices.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	December 31, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Marketable securities	22,462	-	-	-	-	-
Trade and other receivables	-	20,371	-	-	17,402	-
	22,462	20,371	-	-	17,402	-

Liabilities
Consideration payable	-	-	20,243	-	-	10,158
	-	-	20,243	-	-	10,158

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2024.

50

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc, lead and copper concentrates produced by all of the Company’s mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2025, the Company had receivable balances associated with buyers of its concentrates of $20,371 (December 31, 2024 - $17,402), the Company’s concentrate is sold to well-known and well-established international concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	December 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	44,267	35,721
Marketable securities	22,462	-
Trade and other receivables	43,348	41,864

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and marketable securities, and its committed loan facilities.

51

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis at December 31, 2025:

	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	47,402	7,167	-	-	54,569
Consideration payable – CVR & additional payments	1,697	4,644	13,147	9,035	28,523
Loans payable	50,642	1,344	-	-	51,986
Lease payments	854	-	-	-	854
	100,595	13,155	13,147	9,035	135,932

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Bolivian boliviano, the Mexican peso and the Canadian dollar, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $540, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $151, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately ($77).

The Company’s financial assets and liabilities as at December 31, 2025 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	2,024	21	41,468	754	44,267
Marketable securities	-	-	22,462	-	22,462
Trade and other receivables	24	21,694	21,532	98	43,348
	2,048	21,715	85,462	852	110,077

Financial liabilities
Trade payables and accrued liabilities	728	35,040	5,944	12,857	54,569
Consideration payable	-	-	20,243	-	20,243
Loans payable	-	49,464	2,522	-	51,986
Other liabilities	-	10,675	10,124	2,799	23,598
	728	95,179	38,833	15,656	150,396
Net financial assets (liabilities)	1,320	(73,464)	46,629	(14,804)	(40,319)

52

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at December 31, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, loans payable and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2025, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $529.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

53

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

21. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

The Company’s related parties include its subsidiaries, joint arrangements and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the years ended December 31, 2025 and 2024 have been disclosed in these consolidated financial statements.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Remuneration of key management personnel

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Compensation to key management personnel was as follows:

	Year ended December 31,
	2025	2024
	$	$
Management and consulting fees	2,723	2,806
Share-based compensation expense	1,655	61
	4,378	2,867

Of the $2,723 in management and consulting fees incurred with related parties during the year ended December 31, 2025, $231 (2024 - $158) was related to directors’ fees and $2,492 (2024 - $2,648), was related to management fees.

22. SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management team, collectively the chief operating decision maker (“CODM”), in assessing performance and in determining the allocation of resources. The Company primarily manages its business by looking at individual producing and developing resource projects as well as the aggregate of the exploration and evaluation properties and typically segregate these projects between production, development, and exploration.

a)	Operating segments

The following reportable operating segments have been identified: the Bolivar mine and processing plant, the Porco mine and processing plant, the Caballo Blanco Group which includes the Tres Amigos, Colquechaquita mines and the Don Diego processing plant, the San Lucas Group which includes the Reserva mine and San Lucas feed sourcing business, Zimapan mine and processing plant, and Corporate and Other activities. The corporate division earns income that is considered incidental to the Company’s activities and therefore does not meet the definition of an operating segment.

(1) In the following tables it should be noted that the CODM reviews Bolivar and Porco revenues, cost of sales information, capital expenditures, total assets and total liabilities on a 100% basis whereas this financial information is recorded at 45% in the consolidated statement of comprehensive income.

54

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

22. SEGMENT INFORMATION (continued)

a)	Revenues, operating costs and gross profit by operating segment
Year ended December 31, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	71,616	36,500	79,196	99,364	102,439	-	(58,511)	(4,222)	326,382
Mine operating costs
Cost of sales	(37,244)	(23,937)	(31,103)	(77,288)	(67,767)	-	33,624	4,222	(199,493)
Depletion and amortization	(10,255)	(6,108)	(6,972)	(1,988)	(7,727)	-	11,473	-	(21,577)
Impairment reversals	9,084	-	-	-	-	-	(4,996)	-	4,088
	(38,415)	(30,045)	(38,075)	(79,276)	(75,494)	-	40,101	4,222	(216,982)
Gross profit	33,201	6,455	41,121	20,088	26,945	-	(18,410)	-	109,400

Year ended December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	84,160	40,168	68,239	80,719	81,688	-	(66,863)	(5,124)	282,987
Mine operating costs
Cost of sales	(53,089)	(34,134)	(46,117)	(70,232)	(55,094)	-	47,487	5,124	(206,055)
Depletion and amortization	(11,122)	(3,385)	(7,191)	(888)	(7,684)	-	10,564	-	(19,706)
	(64,211)	(37,519)	(53,308)	(71,120)	(62,778)	-	58,051	5,124	(225,761)
Gross profit	19,949	2,649	14,931	9,599	18,910	-	(8,812)	-	57,226

b)	Capital expenditures, assets and liabilities by operating segment

As at December 31, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Capital expenditures	11,184	1,887	5,097	3,895	15,602	-	(7,046)	-	30,619
Total assets	138,287	88,393	136,936	74,026	66,534	26,687	(85,092)	-	445,771
Total liabilities	(56,573)	(39,876)	(133,428)	(4,405)	(42,714)	(20,502)	30,785	-	(266,713)

As at December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Capital expenditures	7,309	3,756	6,588	2,683	9,642	-	(7,359)	-	22,619
Total assets	119,275	72,971	92,386	89,962	59,878	16,582	(77,029)	-	374,025
Total liabilities	(47,244)	(31,169)	(7,985)	(96,666)	(40,292)	(45,039)	25,717	-	(242,678)

55

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

22. SEGMENT INFORMATION (continued)

c)	Segment revenue by operating segment, product and major customers

Year ended December 31, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	36,960	11,344	35,503	37,595	51,755	-	-	-	173,157
Zinc	34,689	24,727	39,170	65,974	43,072	-	-	-	207,632
Lead	1,536	993	3,726	4,060	8,559	-	-	-	18,874
Copper	-	-	-	-	9,450	-	-	-	9,450
Illapa joint operation 55% interest	-	-	-	-	-	-	(58,511)	-	(58,511)
Intercompany transactions	647	1,086	2,489	-	-	-	-	(4,222)	-
Provisional pricing adjustments	2,273	1,173	2,680	(514)	11,758	-	-	-	17,370
Smelting and refining costs	(4,489)	(2,823)	(4,372)	(7,751)	(22,155)	-	-	-	(41,590)
Sales to external customers	71,616	36,500	79,196	99,364	102,439	-	(58,511)	(4,222)	326,382

Year ended December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	44,525	13,477	26,105	25,237	40,717	-	-	-	150,061
Zinc	45,036	27,943	42,754	60,148	13,942	-	-	-	189,823
Lead	2,782	1,500	4,398	2,934	8,693	-	-	-	20,307
Copper	-	-	-	-	32,787	-	-	-	32,787
Illapa joint operation 55% interest	-	-	-	-	-	-	(66,863)	-	(66,863)
Intercompany transactions	1,088	1,670	2,366	-	-	-	-	(5,124)	-
Provisional pricing adjustments	1,650	1,619	1,979	(636)	7,293	-	-	-	11,905
Smelting and refining costs	(10,921)	(6,041)	(9,363)	(6,964)	(21,744)	-	-	-	(55,033)
Sales to external customers	84,160	40,168	68,239	80,719	81,688	-	(66,863)	(5,124)	282,987

During the year ended December 31, 2025, the Company had two customers (2024 – two customers). One customer accounted for 69% of the total sales revenue for the year ended December 31, 2025 (2024 – 71%). The other customer accounted for the remaining 31% of the total sales revenue for the year ended December 31, 2025 (2024 – 29%).

56

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise noted)

23. EARNINGS PER SHARE

Earnings per share for the Company was calculated based on the following:

	Year ended December 31,
	2025	2024
Net income for the year	$42,222	$164,484
Weighted average number of shares outstanding	89,849,385	88,438,988
Earnings per share – basic	$0.47	$1.86

	Year ended December 31,
	2025	2024
Net income for the year	$42,222	$164,484
Weighted average number of shares outstanding	89,849,385	88,438,988
Incremental shares from options, RSUs, DSUs and PSUs	2,347,706	625,000
Earnings per share – diluted	$0.46	$1.85

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options, RSUs, DSUs and PSUs in the weighted average number of common shares outstanding during the period, if dilutive.

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because they were anti-dilutive:

	2025	2024

Stock options	-	3,612,500
	-	3,612,500

24. SUPPLEMENTAL CASH FLOW INFORMATION

A summary of the Company’s non-cash finance costs is as follows:

	Year ended December 31,
	2025	2024
	$	$
Accretion of consideration payable (Note 10)	-	1,578
Accretion of decommissioning provision (Note 13)	2,147	1,895
Accretion of Trafigura Loan Facility (Note 11(b))	-	547
Accretion of COMIBOL initial investment CAPEX receivable (Note 6(a))	(1,056)	(2,924)
Finance charges on leases	603	189
Loss on change in fair value of consideration payable (Note 10)	15,460	13,472
Loss on remeasurement of cash flows related to CAPEX receivable (Note 6(a))	2,927	1,868
Interest expense, carrying and finance charges (Note 11)	2,128	1,488
	22,209	18,113

Other non-cash transactions not included in the table above are disclosed elsewhere in the notes to the consolidated financial statements.

57